UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2019

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes     ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date September 3, 2019	By	/s/ Wang Jian
	Name:	Wang Jian
	Title:	Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PROPOSED CHANGE OF SUPERVISORS

Resignation of Supervisor

China Eastern Airlines Corporation Limited (the “Company”) recently received a resignation letter tendered by Mr. Li Jinde (“Mr. Li”), a supervisor of the Company. According to the unified deployment and arrangement of the Company, Mr. Li submitted to the supervisory committee of the Company (the “Supervisory Committee”) his resignation from his position as a supervisor (the “Supervisor”) of the eighth session of the Supervisory Committee. The Company considered and approved the “resolution regarding the resignation of Supervisor of the eighth session of the Supervisory Committee at the 28th meeting of the eighth session of the Supervisory Committee” held on 30 August 2019. The Company has approved the resignation of Mr. Li from his position as a Supervisor of the eighth session of the Supervisory Committee. Given that the resignation of Mr. Li will result in the number of members of the Supervisory Committee to fall below the minimum quorum, Mr. Li’s resignation will take effect upon the election of the new shareholder representative Supervisor of the Company.

Mr. Li confirmed that there is no disagreement between him, the board of the Company and the Supervisory Committee, and there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company.

During his tenure of office on the Supervisory Committee, Mr. Li has demonstrated his loyalty, diligence and dedication in performing his duties as a Supervisor. The Supervisory Committee would like to express its sincere gratitude to Mr. Li for his contributions during his tenure of office.

Nomination of Candidate for Shareholder Representative Supervisor

Pursuant to the relevant provisions of the Company Law, the articles of association of the Company and the rules for meetings of the Supervisory Committee of the Company, the resolution regarding the nomination of candidate for shareholder representative Supervisor was considered and approved at the 28th meeting of the eighth session of the Supervisory Committee, which approved the nomination of Mr. Fang Zhaoya (“Mr. Fang”) as the candidate for shareholder representative Supervisor, with his term of service being the same as that of the current session of the Supervisory Committee. This resolution is required to be submitted to the general meeting of the Company for consideration and approval. The biographical details of Mr. Fang are as follows:

Mr. Fang Zhaoya, aged 51, is currently the head of the strategic development department of China Eastern Air Holding Company Limited. Mr. Fang entered the civil aviation industry in July 1989. He served as the director of the time control office of the production planning department and the director of the A310/300 workshop of the route department of the maintenance base of China Northwest Airlines Co., Ltd., and the deputy director of the technical maintenance control centre (TMCC) for production of the route department and the deputy head of the quality control department of the maintenance base of the Northwest Branch of the Company. He served as the manager of the production planning centre of the maintenance management department of China Eastern Air Engineering & Technique Co. Ltd from September 2006 to August 2009, the manager of the business development department of China Eastern Air Engineering & Technique from August 2009 to July 2010, the manager of the aircraft selection and lease and sales management department of China Eastern Air Engineering & Technique from August 2010 to May 2015, the deputy general manager of China Eastern Air Engineering & Technique from May 2015 to June 2017, and the general manager of the planning department of the Company from June 2017 to April 2019. He has served as the head of the strategic development department of China Eastern Air Holding Company Limited since April 2019. Mr. Fang was a graduate of the Department of Aviation Machinery of China Civil Aviation Institute majored in thermal power machinery and equipment. He obtained a master’s degree in aviation engineering from the Northwestern Polytechnical University and holds the title of an engineer.

There is no service contract entered into between Mr. Fang and the Company in respect of his proposed appointment as a Supervisor.

The remuneration of Mr. Fang will be determined according to the remuneration policy of the Company, his responsibilities and the prevailing market conditions. As far as the directors of the Company are aware and save as disclosed above: (i) Mr. Fang does not presently, and did not in the last three years, hold any other position in the Company or any of its subsidiaries; (ii) Mr. Fang has not held any other directorship in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas; (iii) Mr. Fang has no other major appointment or professional qualification; (iv) Mr. Fang does not have any other relationship with any director, senior management or substantial or controlling shareholder of the Company; and (v) Mr. Fang does not have, or is not deemed to have, any interests in any shares or underlying shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed herein, the board of the Company is not aware of any other matter in relation to the proposed appointment of Mr. Fang which is required to be disclosed pursuant to Rule 13.51(2) of the Hong Kong Listing Rules and any other matter that needs to be brought to the attention of the shareholders of the Company.

By order of the Board

CHINA EASTERN AIRLINES CORPORATION LIMITED

Liu Shaoyong

Chairman

Shanghai, the People’s Republic of China

30 August 2019

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman), Tang Bing (Director), Lin Wanli (Independent non-executive Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non-executive Director) and Yuan Jun (Employee representative Director).

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